SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS	世達國際律師事務所	AFFILIATE OFFICES
CHRISTOPHER W. BETTS
WILL H. CAI ^	42/F, EDINBURGH TOWER, THE LANDMARK	BOSTON
GEOFFREY CHAN *	15 QUEEN’S ROAD CENTRAL, HONG KONG	CHICAGO
ANDREW L. FOSTER *		HOUSTON
BRADLEY A. KLEIN ˜	TEL: (852) 3740-4700	LOS ANGELES
CHI T. STEVE KWOK *	FAX: (852) 3740-4727	NEW YORK
EDWARD H.P. LAM ♦*	www.skadden.com	PALO ALTO
HAIPING LI *		WASHINGTON, D.C.
RORY MCALPINE ♦		WILMINGTON
CLIVE W. ROUGH ♦
JONATHAN B. STONE *		BEIJING
BRUSSELS
FRANKFURT
^ (ALSO ADMITTED IN CALIFORNIA)		LONDON
♦ (ALSO ADMITTED IN ENGLAND & WALES)		MOSCOW
˜ (ALSO ADMITTED IN ILLINOIS)		MUNICH
* (ALSO ADMITTED IN NEW YORK)		PARIS
SÃO PAULO
REGISTERED FOREIGN LAWYER		SEOUL
Z. JULIE GAO (CALIFORNIA)		SHANGHAI
SINGAPORE
TOKYO
TORONTO

December 12, 2018

VIA EDGAR

Ms. Lory Empie

Ms. Cara Lubit

Mr. Christopher Dunham

Mr. Michael Clampitt

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:                 360 Finance, Inc. (CIK No. No. 0001741530)
Response to the Staff’s Comments on

Amendment No. 2 to Registration Statement on Form F-1 Filed December 6, 2018

Amendment No. 3 to Registration Statement on Form F-1 Filed December 11, 2018

Dear Ms. Empie, Ms. Lubit, Mr. Dunham and Mr. Clampitt:

On behalf of our client, 360 Finance, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amendment No. 4 to Registration Statement on Form F-1 (the “Registration Statement”) and certain exhibit via EDGAR with the Securities and Exchange Commission (the “Commission”).

Concurrently with the filing of the Registration Statement, the Company is hereby setting forth the Company’s responses to the comments contained in the letter form the staff of the Commission (the “Staff”) dated December 11, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to Registration Statement on Form F-1 filed December 6, 2018

Cover Page

Our Challenges, page 7

1.                                      We note that you recently received indications of interest to purchase a significant number of ADSs in this offering from at least three different individuals, including the chair of your board of directors, Mr. Zhou. Accordingly, please:

•                  Disclose whether the two other investors referenced are third parties or your affiliates and, as applicable, identify any affiliated individuals and disclose the material terms of your relationships.

The Company respectfully submits to the Staff that both investors are third-parties, and they do not have material business relationships with the Company. In response to the Staff’s comments, the Company has revised the disclosure on the cover of the prospectus and pages 16, 61, and 206 of the Registration Statement.

•                  Clarify whether these two investors are acting independently or in concert, as well as the specific amount or percentage that each investors actually indicated interest in purchasing. In this regard we note that these two investors may subscribe for “more than 5% of the offering” or “up to US $20 million” which would be approximately 36.9% of your offering at the midpoint of the range.

The Company respectfully submits to the Staff that, to the best knowledge of the Company, these two investors are acting independently. Each of them indicated interest in purchasing up to US$10 million worth of the ADSs.

The disclosure was made in according to Item 9.B.2 of Form 20-F, pursuant to which “to the extent known to the company, indicate … whether any person intends to subscribe for more than 5% of the offering.”

As the Company has disclosed in the Registration Statement, the underwriters could determinate to sell fewer ADSs to these investors.

Risk Factors

Risks Related to Our Business and Industry

If we fail to maintain collaboration..., page 31

2.                                      We note your revised disclosure of regulations drafted to restrict regional banks from lending to online consumer finance platforms such as yourself, and that regional banks “are an important category of [y]our funding partners.” Please revise your disclosure to elaborate on the likely impact that this regulation would have on your specific business operations. For example, please quantify the amount of your funding that came from regional banks as of a recent period, as opposed to national banks or other financial institutions that may not be subject to this regulation.

In response to the Staff’s comments, the Company has revised the disclosure on the page 31 of the Registration Statement.

Amendment No. 3 to Registration Statement on Form F-1 filed December 11, 2018

Item 7. Recent Sales of Unregistered Securities, page II-2

3.                                      We note you issued options to purchase Class A shares of stock to certain directors, officers, and employees on November 20, 2018. Please address the items below.

•                  Revise your disclosure here, and on page F-66 (Note 13 — Subsequent events), to disclose the fair value of the options issued and the aggregate compensation expense to be recorded.

In response to the Staff’s comments, the Company has revised the disclosure on the pages 121 and F-66 of the Registration Statement.

•                  Provide us with a reconciliation and qualitative discussion addressing the differences between the fair value of the options issued to the $8.75 IPO price (midpoint of the IPO range).

The Company respectfully advises the Staff that the Company has used Binomial option pricing model to derive fair value of the options based on the spot price of US$8.75, which is estimated by making reference to the midpoint of the estimated range of the IPO price, as the grant date was close to the expected IPO date. In addition, since the exercise price of the options is nominal of US$0.00001, the fair value of the options approximate the fair value of the underlying ordinary shares, i.e., the midpoint of the IPO range. As such, no further reconciliation is deemed necessary.

*                                         *                                         *

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4891 or via e-mail at will.cai@skadden.com, or Kevin Lin, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2196 or via email at kelin@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

Enclosures.

cc:                                Jun Xu, Chief Executive Officer, 360 Finance, Inc.

Jiang Wu, Chief Financial Officer, 360 Finance, Inc.

Peter X. Huang, Esq., Partner, Skadden, Arps. Slate, Meagher & Flom LLP

Kevin Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP